Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.faegredrinker.com

March 11, 2021

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Ms. Valerie Lithotomas

Re:	The RBB Fund, Inc. (Registration No. 33-20827/811-5518) –

Response to Examiner Comments on Post-Effective

Amendment No. 268

Dear Ms. Lithotomas:

This letter responds to additional comments you provided to me on March 9, 2021 in connection with your review of the above-referenced to Post-Effective No. 268 (“PEA No. 268”) to the Registration Statement on Form N-1A of The RBB Fund, Inc. (the “Registrant”) filed on November 23, 2020. PEA No. 268 seeks to register an unlimited number of shares in a new series of Registrant to be known as the Stance Equity ESG Large Cap Core ETF (the “Fund”). Terms not otherwise defined herein will have the same meaning as set forth in the Fund’s Registration Statement.

1.	Comment: Please bold the bullet-pointed language regarding how the ETF is different and the paragraphs immediately above and below such bullet-pointed language on the cover of the prospectus.

Response: Registrant has revised the Registration Statement as requested.

2.	Comment: Please add relevant risk disclosure on NAV fluctuation, trading halts, and authorized participant concentration to the summary section of the Prospectus.

Response: Registrant has revised the Registration Statement as requested.

3.	Comment: Please confirm in the footnote to the expense table that only the Fund may terminate the expense limitation agreement during the Fund’s first year of operations. If so, please provide the terms of the Adviser’s termination.

Response: The following disclosure has been added to the relevant footnote to the expense table: “This contractual limitation may not be terminated before the end of the Fund’s first year of operations without the approval of the Board of Directors of the Company.”

4.	Comment: In the Principal Investment Strategies section of the Prospectus, it says, “the Sub-Adviser applies a rules-based ESG methodology which seeks to identify the top 50% from each industry and sub-industry in the universe of large capitalization companies...” Please explain how the Sub-Adviser defines the “the top 50% from each industry”.

Response: The referenced disclosure in the Principal Investment Strategies section of the Prospectus has been revised as follows:

First, the Sub-Adviser applies a rules-based ESG methodology which seeks to identify the top 50% from each industry and sub-industry in the universe of large capitalization companies. Companies who have exclusively or primarily engaged in weapons, tobacco, or thermal coal are generally excluded from consideration. The remaining universe is then quantitatively scored against industry group peers on up to 21 sustainability-related key performance indicators (“KPIs”) such as energy productivity, carbon intensity, water dependence, waste profile and KPIs relating to governance, including capacity to innovate, unfunded pension fund liabilities, chief executive officer/average worker pay, safety performance, employee turnover, leadership diversity, percentage tax paid, and percent of bonus linked to sustainability performance. The securities in the top 50% may be retained.

5.	Comment: Please describe briefly who Corporate Knights Research is and summarize their methodology.

Response: The following disclosure has been added to the Principal Investment Strategies section of the Prospectus:

Corporate Knights Research is based in Toronto, and is a leading media firm in Canada focused on climate risk. For over 20 years they have published an annual ranking of the most sustainable companies in the world. Their methodology is rules-based and forms the foundation of the Sub-Adviser's approach to ESG scoring.

6.	Comment: Please confirm that the use of the term “semi-transparent” is consistent with the Blue Tractor Order and related exemptive application.

Response: Registrant believes that the use of the term “semi-transparent” is consistent with the Blue Tractor Order and related exemptive application. Registrant notes that the only other fund currently relying on the Blue Tractor Order also uses the term semi-transparent in its registration statement.

7.	Comment: Please file the license agreement with Blue Tractor as an exhibit to the Registration Statement.

Response: The Fund does not have a license agreement with Blue Tractor Group LLC. Red Gate Advisers, LLC has an agreement with Blue Tractor Group, LLC to use its Shielded Alpha® Platform. Because the Fund is not a party to the agreement, it is not required to be filed as an exhibit to the Registration Statement pursuant to Item 28(h) of Form N-1A.

* * * * * *

The preceding comments and related responses have been provided by and discussed with management of the Registrant. The disclosures responsive to these comments are contained in Post-Effective Amendment No. 273.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 215-988-3307 if you have any questions.

Sincerely,

/s/ Jillian L. Bosmann
Jillian L. Bosmann

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